N E W S R E L E A S E

December 2, 2002	Trading Symbols:
News Release 02-19	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

    SILVER STANDARD PURCHASES SILVERTIP PROJECT IN BRITISH COLUMBIA

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report the acquisition, from Imperial Metals Corporation, of a 100% interest in Imperial’s Silvertip project located in northern British Columbia approximately 85 km (50 miles) south of Watson Lake, Yukon Territory. To acquire the Silvertip project, Silver Standard paid Imperial cash of $1.2 million (approximately US $770,000) and issued 100,000 common shares, subject to a four-month hold period expiring March 29, 2003.

Silvertip hosts a significant silver resource within a high-grade, base metal-dominant massive sulphide deposit. Exploration work to date has included 71,472 meters of drilling in 491 holes and 2.67 kilometres of underground development. Based on this work, Imperial Metals Corporation prepared the following resource calculation that complies with Canada’s National Instrument 43-101:

Resource Category	Tonnes	Silver Grade (in g/t)	Contained Silver (in oz.)	Lead (in %)	Zinc (in %)	Gold (in g/t)
Indicated	1,120,000	378	13,612,900	7.7	9.5	0.85
Inferred	1,450,000	284	13,241,200	5.4	8.3	0.46

This resource places Silvertip among the highest grade carbonate replacement deposits in North America. Based on recent trading of Silver Standard’s common shares, the transaction values Silvertip’s resources at US$0.043 per resource ounce of silver, excluding all base metal values. Exploration potential is considered to be very good. Silver Standard plans to hold the property on a care and maintenance basis pending higher commodity prices.

Silver Standard is well-financed with a current cash position of over $14.3 million after the acquisition. Its core silver-dominant projects are located in Australia, Argentina, Chile, Mexico and the United States.

In addition to drilling at Maverick Springs that is being conducted by Vista Gold Corporation, a 6,000-meter program of diamond drilling is now under way at the Manantial Espejo silver-gold project in Argentina and a 13,500-meter program of reverse circulation and diamond drilling is being completed at the Bowdens silver project in Australia. Silver Standard is also pursuing acquisitions of other significant silver projects.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations at invest@silverstandard.com or call (888) 338-0046. The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.